PACE Select Advisors Trust

787 Seventh Avenue

New York, New York 10019

October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PACE Select Advisors Trust has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended July 31, 2024, which was filed with the U.S. Securities and Exchange Commission on October 10, 2024.

Very truly yours,

PACE Select Advisors Trust

By:	/s/ Joanne M. Kilkeary
Name:	Joanne M. Kilkeary
Title:	Vice President, Treasurer and Principal Accounting Officer